[redacted]rther information please contact:
[redacted] Leten, Business Area President, Compressor Technique
[redacted]3 870 2938 or +32 (0)477 222 685
Canton, Media Relations Manager
442 22 23 12 or +44 (0)7971 65 01 15

Atlas Copco receives large-scale order from power generation market

Stockholm, Sweden, October 16, 2006: Atlas Copco has received a large order from Alstom Switzerland for the power generation market. The order comprises several fuel gas booster compressors, with the overall contract value at MSEK 83 (MEUR 9). The machines are set for delivery between late 2007 and early 2008.

Alstom is a global leader in power generation. The machines are being delivered to different destinations in Spain and the United Kingdom, where they will be used in natural gas power plants. Atlas Copco is building three two-stage fuel gas booster compressors for an 800 megawatt power plant in Great Britain. The two compressors for the Spanish plants are single-stage fuel gas boosters to be used in two 400 megawatt power plants. This newest fuel gas booster contract comes in the wake of a similar order from Alstom in June for power plants in Italy. The total installed power of all these plants is in excess of 2 500 megawatt.

"The fuel gas booster market has been growing. Atlas Copco has the right technical capability and product reliability to meet the market's needs," says Ronnie Leten, Business Area President, Atlas Copco Compressor Technique.

Leveraging from related projects, Atlas Copco is currently going to great lengths to standardize the machines used in power plants. Due to this approach, Atlas Copco can typically ensure that customers such as Alstom have combined-process power plants operational more quickly.

The order was won by Atlas Copco's Gas and Process division within the Compressor Technique business area.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600). Learn more on www.atlascopco.com.

Gas and Process is a division within Atlas Copco's Compressor Technique business area. It develops, manufactures and markets large, customized gas and process compressors and turbo expanders, and their respective aftermarket products. Its products are used primarily by the oil and gas, chemical/petrochemical process and power industries worldwide, and also by industries that specialize in gas production through air separation. The divisional headquarters and main production center is located in Cologne, Germany.

Dlw 10/31

Atlas Copco Group Center

Atlas Copco AB	Visitors address:	Telephone: +46 (0)8 743 8000	A Public Company (publ)
SE-105 23 Stockholm	Sickla Industriväg 3	Telefax: +46 (0)8 644 9045	Reg. No: 556014-2720
Sweden	Nacka	www.atlascopco.com	Reg. Office Nacka

For further information please contact:
Mattias Olsson, Investor Relations Manager
+46 (0)8 743 8291 or +46 (0)70 518 8291
e-mail: ir@se.atlascopco.com

Atlas Copco's Q3 reporting structure and invitation to conference call on October 24

Stockholm, October 16, 2006: Atlas Copco will publish its Q3 results on October 24 at approximately 1:00 PM CEST. Following the recent announcement that Atlas Copco sells majority stake of the equipment rental business, the format of the Group's financial reporting related to discontinued operations will be revised including prior periods. The revised presentation provides a clearer focus on the continuing operations. Please see attached tables for reference.

A conference call will be held October 24, 2006, at 3:00 PM CEST / 9:00 AM EDT.

Participating from Atlas Copco will be Gunnar Brock, President and CEO, and Hans Ola Meyer, CFO. The conference call will begin with a short presentation of the report followed by a question and answer session.

The conference call will be broadcasted live via the Internet. Please see our website for link, handout and further details: www.atlascopco.com/ir

To help ensure that the conference call begins in a timely manner, please dial in 5-10 minutes prior to the scheduled start time.

Dial-in number	*Replay-number*	*Code*
+44 (0)20 7365 1828	*+44 (0)20 7806 1970*	*8406039#*

The replay is available for two days.

Atlas Copco is a world leading provider of industrial productivity solutions. The products and services range from compressed air and gas equipment, generators, construction and mining equipment, industrial tools and assembly systems, to related aftermarket and rental. In close cooperation with customers and business partners, and with more than 130 years of experience, Atlas Copco innovates for superior productivity. Headquartered in Stockholm, Sweden, the Group's global reach spans more than 150 markets. In 2005, Atlas Copco had 27 000 employees and revenues of BSEK 53 (MEUR 5 600).
Learn more at www.atlascopco.com.

Revised reporting structure, for information only.

First page:

- **Orders received, revenues, operating profit and profit before tax will be reported for continuing operations.**
- **Profit for the period and earnings per share include discontinued operations.**

	July – Sept.			Jan. – Sept.		
MSEK	2006	2005	%	2006	2005	%
Orders received		**11 452**			32 599	
Revenues		**10 674**			30 223	
Operating profit		**1 781**			4 792	
– as a percentage of revenues		***16.7***			*15.9*	
Profit before tax [1]		**1 800**			4 766	
– as a percentage of revenues		***16.9***			*15.8*	
Profit for the period from continuing operations		**1 272**			3 429	
Profit for the period from discontinued operations		**437**			970	
Profit for the period [2]		**1 709**			4 399	
Basic earnings per share, SEK [2]		**2.71**			6.97	
Equity per share, SEK [2]		**37**				
Return on capital employed, % [2]		**26**				

[1] Profit before tax does not include intercompany interest from discontinued operations.

[2] Including discontinued operations.

Consolidated Balance Sheet

		Including discontinued operations	
MSEK	Sep. 30, 2006	Dec. 31, 2005	Sep. 30, 2005
Intangible assets		10 607	10 250
Rental equipment		13 456	12 712
Other property, plant and equipment		4 503	4 266
Financial assets and other receivables		965	557
Deferred tax assets		853	1 135
Total non-current assets		**30 384**	**28 920**
Inventories		7 215	7 137
Trade and other receivables		13 240	12 853
Other financial assets		389	325
Cash and cash equivalents		3 727	3 364
Assets classified as held for sale [3]		-	-
Total current assets		**24 571**	**23 679**
TOTAL ASSETS		**54 955**	**52 599**
Equity attributable to equity holders of the parent		25 716	23 169
Minority interest		92	86
TOTAL EQUITY		**25 808**	**23 255**
Interest-bearing loans and borrowings		7 652	7 430
Post-employment benefits		1 826	2 079
Other liabilities and provisions		628	640
Deferred tax liabilities		3 342	3 502
Total non-current liabilities		**13 448**	**13 651**
Interest-bearing loans and borrowings		1 867	1 794
Trade payables and other liabilities		13 209	13 336
Provisions		623	563
Liabilities classified as held for sale [3]		-	-
Total current liabilities		**15 699**	**15 693**
TOTAL EQUITY AND LIABILITIES		**54 955**	**52 599**

[3] Intercompany financial receivables and liabilities are eliminated.

Business Area information:
Revenues by Business Area, continuing operations

MSEK (by quarter)	2005				2006		
	1	2	3	4	1	2	3
Compressor Technique	4 423	5 207	5 247	5 795	5 640	6 065	
Construction and Mining Technique	3 212	3 771	3 817	4 354	4 568	4 719	
Industrial Technique	1 340	1 464	1 544	1 716	1 676	1 629	
Rental Service [4]	134	191	178	206	186	184	
Eliminations	-99	-94	-112	-89	-122	-153	
Atlas Copco Group	9 010	10 539	10 674	11 982	11 948	12 444	

Operating profit by Business Area, continuing operations

MSEK (by quarter)	2005				2006		
	1	2	3	4	1	2	3
Compressor Technique	813	962	1 047	1 210	1 136	1 215	
- as a percentage of revenues	*18.4*	*18.5*	*20.0*	*20.9*	*20.1*	*20.0*	
Construction and Mining Technique	347	485	559	682	703	721	
- as a percentage of revenues	*10.8*	*12.9*	*14.6*	*15.7*	*15.4*	*15.3*	
Industrial Technique	262	280	311	347	351	336	
- as a percentage of revenues	*19.6*	*19.1*	*20.1*	*20.2*	*20.9*	*20.6*	
Rental Service [4]	33	35	50	68	59	60	
- as a percentage of revenues	*24.6*	*18.3*	*28.1*	*33.0*	*31.7*	*32.6*	
Common Group Functions/ Eliminations	-111	-95	-186	-161	-153	5	
Operating profit	1 344	1 667	1 781	2 146	2 096	2 337	
- as a percentage of revenues	*14.9*	*15.8*	*16.7*	*17.9*	*17.5*	*18.8*	
Net financial items [5]	19	-64	19	-49	-64	-137	
Profit before tax [5]	1 363	1 603	1 800	2 097	2 032	2 200	
- as a percentage of revenues	15.1	15.2	16.9	17.5	17.0	17.7	

[4] The specialty rental operation in the Rental Service business area, Prime Energy and Prime Mexico, remains in Atlas Copco. This business will be integrated into the rental operations in the Compressor Technique business area when the divestment is finalized.

[5] Intercompany interest from discontinued operations has been excluded from net financial items for continuing operations, with consequential effect on taxes.